FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 1 February 2007 – 28 February 2007

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca Acquires Arrow Therapeutics To Broaden Anti-Infective Capabilities”, dated 1 February 2007.

2.	Press release entitled, “AstraZeneca PLC Irrevocable, Non- Discretionary Share Purchase Programme”, dated 2 February 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 February 2007.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 February 2007.

5.	Press release entitled, “Transparency Directive

Notification of Major Interests in Shares”, dated 7 February 2007.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 February 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 February 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 February 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 February 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 February 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 February 2007.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 February 2007.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 February 2007.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 February 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 February 2007.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 February 2007.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 February 2007.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 February 2007.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 February 2007.

20.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329 Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 27 February 2007.

21.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 27 February 2007.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 February 2007.

23.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329 Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 28 February 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	5 March 2007	By:	/s/ J W Hoskins

Name: J W Hoskins
Title: Assistant Secretary

Item 1

AstraZeneca Acquires Arrow Therapeutics To Broaden
Anti-Infective Capabilities

AstraZeneca today announced an agreement to acquire Arrow Therapeutics Ltd., a privately owned UK biotechnology company, focused on the discovery and development of anti-viral therapies. The total share capital of Arrow Therapeutics will be purchased for $150m cash, subject to debt and working capital adjustment. The transaction is expected to close early in 2007.

The deal is an important strategic step for AstraZeneca, strengthening its portfolio of promising anti-infective treatments from external opportunities and providing a widely recognised expert group and technology platform in an area of research that complements internal capabilities in anti-bacterials. The deal also fits with AstraZeneca's decision to re-focus its disease area research with infection and anti-bacterials now one of the company's key therapy areas.

The anti-viral programmes developed by Arrow Therapeutics, include several different approaches towards Hepatitis C Virus (HCV) and Respiratory Syncytial Virus (RSV).

The acquisition of Arrow Therapeutics augments AstraZeneca’s portfolio with clinical and pre-clinical compounds and programmes. These assets include two anti-HCV compounds which both target the novel NS5a protein, including A-831 in Phase I. Arrow’s most advanced compound is RSV604, currently in Phase II clinical development and partnered with Novartis. RSV604 is a first-in-class, small molecule, oral anti-RSV compound.

John Patterson, Executive Director, Development, AstraZeneca, said: “Arrow Therapeutics is an excellent opportunity to acquire a world-class anti-viral capability to add to our own anti-bacterial research capabilities and promising early stage compounds. AstraZeneca is determined to focus on areas of highest unmet needs and we have identified anti-bacterials and anti-virals as a key opportunity.”

Jan Lundberg, Executive Vice President of Discovery, AstraZeneca, added: “We intend to utilise the best of both organisations with an innovation-led culture paramount; we’ll look to preserve the entrepreneurial culture of Arrow Therapeutics, while at the same time gaining the benefits available to us from applying the breadth and depth of AstraZeneca’s global capabilities.”

Ken Powell, CEO of Arrow Therapeutics, said: “We are delighted to join AstraZeneca, which has a proven track record in successfully enhancing its research capabilities by the acquisition of smaller biotechnology companies. Our scientists are looking forward to working within the AstraZeneca research framework. We will be helping to build a complementary anti-viral franchise by utilising the resources of AstraZeneca to realise the full potential of the Arrow Therapeutics programmes and to develop a major pipeline of new anti-viral medicines. We are very excited about this opportunity for our team who have made such an important contribution to the success of Arrow Therapeutics.”

Arrow Therapeutics currently has 57 employees at its facility in London, UK. AstraZeneca’s immediate plans are for Arrow Therapeutics to become a hub for anti-viral discovery activities remaining at its present central London site.

The urgent need for novel Hepatitis C inhibitors has been well documented, with an estimated 170 million sufferers worldwide. The current Standard of Care treatment (Pegylated Interferon + ribavirin) has a poor side effect profile and is only effective in around 50 per cent of patients. As with HIV/AIDS, multiple drugs in combination therapy are likely to be needed to overcome drug resistance. The value of the Hepatitis C market was approximately $2.2 billion in 2005 and is forecast to grow substantially to $4.4 billion in 2010 and $8.8 billion in 2015.

RSV is a major threat to the very young, the elderly and the immuno-compromised and with no other effective treatment available represents a major unmet medical need. Although best known as an infection in babies where it causes severe bronchiolitis, a recent editorial in the New England Journal of Medicine has also stressed its significant effects in the elderly. RSV is also implicated in many asthma & COPD attacks. Currently, the only widely used intervention is MedImmune's monoclonal antibody, Synagis (palivizumab), which is used to prevent infection in high risk infants. However, this antibody is used in a small percentage of babies and although it is only effective given prior to infection (unlike a treatment therapy) it has reached sales of 'blockbuster' proportions and proven the RSV market.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of over $23.95 billion and leading positions in sales of gastrointestinal, cardiovascular, respiratory, oncology and infection and neuroscience products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Arrow Therapeutics was founded in 1998, and is focused exclusively on novel antiviral drug discovery and development. Based in central London with 57 employees, the product pipeline includes novel antiviral lead and clinical compounds. Arrow’s lead compound RSV604 to treat Respiratory Syncytial Virus (RSV) is in Phase ll clinical studies and is partnered with Novartis. The Hepatitis C programme consists of multiple series from different chemical classes. The most advanced compounds inhibit NS5a, a novel viral target (for more detail on NS5a please see www.arrowt.co.uk). The lead compound, A-831, is currently in Phase I trials and A-689, a compound from the second NS5a series, has just entered preclinical development. Arrow also has a Hepatitis C polymerase programme in lead optimisation. Its current shareholders include investment funds represented by Atlas Venture, Alta

Partners, 3i, GIMV, ITX, Merlin BioMed Group, NIF, Northern Venture Managers, Scottish Widows Investment Partnership, TVM Capital and Unibio.

1 February 2007

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0)207 304 5322
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

Arrow Therapeutics:
Ken Powell, Chief Executive Officer, Tel: +44 (0) 207 015 1002
Annie Clayton, Investor Relations and Marketing, Tel: +44 (0) 207 015 1004

Capital MS&L
Mary Clark - Director Life Sciences Tel: 020 7307 5336.
Astrid Josephson - Consultant Tel: 020 7307 5346.

-Ends-

Item 2

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE
REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period 5 February 2007 to 30 April 2007.

Any purchases will be effected within certain pre-set parameters and in accordance with both AstraZeneca PLC’s general authority to repurchase shares and the Listing Rules.

G H R Musker
Company Secretary
2 February 2007

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 288,123 ordinary shares of AstraZeneca PLC at a price of 2941 pence per share on 5 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,532,150,493.

G H R Musker
Company Secretary
6 February 2007

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 284,737 ordinary shares of AstraZeneca PLC at a price of 2976 pence per share on 6 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,531,898,572.

G H R Musker
Company Secretary
7 February 2007

Item 5

Transparency Directive

Notification of Major Interests in Shares

On 6 February 2007 we were informed by Legal & General Investment Management Limited that its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC as at that date was 55,993,193 shares (3.65 per cent of the current issued ordinary capital). Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of AstraZeneca PLC.

This notification is being made in accordance with the FSA’s Disclosure and Transparency Rules.

G H R Musker
Company Secretary
7 February 2007

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 288,426 ordinary shares of AstraZeneca PLC at a price of 2938 pence per share on 7 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,531,636,470.

G H R Musker
Company Secretary
8 February 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 288,414 ordinary shares of AstraZeneca PLC at a price of 2938 pence per share on 8 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,531,360,564.

G H R Musker
Company Secretary
9 February 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 289,089 ordinary shares of AstraZeneca PLC at a price of 2931 pence per share on 9 February 2007.

In addition, AstraZeneca PLC announced that on the same date, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2929 pence per share.

Upon the cancellation of all of the shares purchased on that date, the number of shares in issue will be 1,530,571,645.

G H R Musker
Company Secretary
12 February 2007

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 291,341 ordinary shares of AstraZeneca PLC at a price of 2908 pence per share on 12 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,530,287,469.

G H R Musker
Company Secretary
13 February 2007

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 289,204 ordinary shares of AstraZeneca PLC at a price of 2930 pence per share on 13 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,530,003,129.

G H R Musker
Company Secretary
14 February 2007

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 288,966 ordinary shares of AstraZeneca PLC at a price of 2932 pence per share on 14 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,529,715,149.

G H R Musker
Company Secretary
15 February 2007

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 288,228 ordinary shares of AstraZeneca PLC at a price of 2940 pence per share on 15 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,529,431,334.

G H R Musker
Company Secretary
16 February 2007

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 285,366 ordinary shares of AstraZeneca PLC at a price of 2969 pence per share on 16 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,529,149,138.

G H R Musker
Company Secretary
19 February 2007

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 287,802 ordinary shares of AstraZeneca PLC at a price of 2944 pence per share on 19 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,528,881,027.

G H R Musker
Company Secretary
20 February 2007

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 288,844 ordinary shares of AstraZeneca PLC at a price of 2934 pence per share on 20 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,528,596,414.

G H R Musker
Company Secretary
21 February 2007

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 289,730 ordinary shares of AstraZeneca PLC at a price of 2925 pence per share on 21 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,528,308,919.

G H R Musker
Company Secretary
22 February 2007

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 290,450 ordinary shares of AstraZeneca PLC at a price of 2918 pence per share on 22 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,528,025,191.

G H R Musker
Company Secretary
23 February 2007

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 291,693 ordinary shares of AstraZeneca PLC at a price of 2905 pence per share on 23 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,527,737,984.

G H R Musker
Company Secretary
26 February 2007

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 290,177 ordinary shares of AstraZeneca PLC at a price of 2920 pence per share on 26 February 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,527,457,444.

G H R Musker
Company Secretary
27 February 2007

Item 20

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that on 23 February 2007, the following Directors acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC. The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2006 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years. The shares were allocated at a price of 2911 pence per share. The individuals will become beneficially entitled to these shares on 24 February 2010.

	Number of shares	Total interest in shares	Percentage of shares in
Name	allocated	after this allocation	issue

J R Symonds	6,491	114,921	0.008%
J S Patterson	5,600	94,502	0.006%

G H R Musker
Company Secretary
27 February 2007

Item 21

Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R

We hereby inform you that on 23 February 2007, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in the USD0.25 Ordinary Shares of AstraZeneca PLC or, in the case of A Zook, over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share. The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses for 2006 whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years. The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan. The individuals will become beneficially entitled to these shares on 23 February 2010.

	Number	Award
	of shares	price per
Name	allocated	share
B Angelici	1,984	2911p
A Bloxham	1,366	2911p
J Lundberg	1,762	2911p
M Nicklasson	1,803	2911p
D Smith	982	2911p
A Zook	1,755	US$57.19

G H R Musker
Company Secretary
27 February 2007

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 February 2007, it purchased for cancellation 1,042,674 ordinary shares of AstraZeneca PLC at a price of 2893 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 5 February 2007 to 30 April 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,526,416,025.

G H R Musker
Company Secretary
28 February 2007

Item 23

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that the interest of David R. Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below. Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC. One ADS equals one Ordinary Share.

On 23 February 2007, Mr Brennan received an allocation of 12,014 Ordinary Shares under the previously disclosed arrangements relating to his annual bonus for 2006 whereby he is required to defer a portion of the bonus earned into shares for a period of three years. The shares were allocated at a price of 2911 pence per share. Mr Brennan will become beneficially entitled to these shares on 23 February 2010.

On 23 February 2007, Mr Brennan received a scheduled distribution out of the AstraZeneca US Executive Deferral Plan, a unitised stock fund established in 2000, in which Mr Brennan, in common with other participating US executives, is deemed to have a notional interest in ADSs calculated by reference to the fund value and the closing price of AstraZeneca ADSs. Following this scheduled distribution on 23 February 2007, Mr Brennan had a notional interest in 54,313 ADSs within the AstraZeneca US Executive Deferral Plan by reference to the closing price on 23 February 2006 of US$57.19.

On 26 February 2007, Mr Brennan purchased, on his own account, additional ADSs to be held within the AstraZeneca US Executive Deferral Plan bringing his notional interest in ADSs held within the AstraZeneca US Executive Deferral Plan as at 26 February 2007 to 62,192 ADSs based on that day’s closing price of US$57.30.

On 28 February 2007, Mr Brennan purchased, on his own account, 5,000 additional ADSs at a price of $56.34 per ADS to be held in a personal brokerage account.

Immediately prior to the above transactions, Mr Brennan had an interest in 98,553 Ordinary Shares and 170,538 AstraZeneca ADSs. As a result of these transactions, Mr Brennan’s interest is now 110,567 Ordinary Shares and 160,297 AstraZeneca ADSs, including the notional interest in ADSs in the AstraZeneca US Executive Deferral Plan referred to above. This interest represents approximately 0.018% of the Company’s issued ordinary capital.

G H R Musker
Company Secretary
28 February 2007